August 6, 2018

Toshihiro Kuriyama
President, Chairman of the Board of Directors
Alps Electric Co., Ltd.
1-7, Yukigaya-otsukamachi
Ota-ku, Tokyo 145-8501
Japan

       Re: Alps Electric Co., Ltd.
           Confidential Draft Registration Statement on Form F-4
           Submitted July 10, 2018
           CIK No. 0000900278

Dear Mr. Kuriyama:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Confidential Draft Registration Statement on Form F-4

How do I vote at the extraordinary meeting of shareholders of Alpine?, page iv

1. We note that shareholders with the right to vote on the share exchange may not have the right to vote on company matters after the share exchange is consummated. Please revise this section to state that if the share exchange is consummated, holders of less than one unit (or less than 100 shares) will not carry voting rights.
 Toshihiro Kuriyama
FirstName LastNameToshihiro Kuriyama
Alps Electric Co., Ltd.
Comapany2018
August 6, NameAlps Electric Co., Ltd.
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FirstName LastName
Regulatory Matters, page 4

2. Clarify if the regulatory approvals received to date are all of the "approvals of relevant government agencies and other authorities necessary to conduct the share exchange" that, as disclosed on page 5, are a condition to the share exchange. If there are approvals that are still required to be obtained, disclose the status of those approvals in an appropriate location in your prospectus.
Comparative Per Share Market Price Data, page 5

3. It appears that the implied equivalent value per share of 2,169 to be received by Alpine shareholders as indicated in the last column of your table is less than the net book value per share of Alpine of 2,336.22 as of and for the year ended March 31, 2018 as indicated
         in your table on page 26. If the implied equivalent value per share to be received by
         Alpine shareholders is less than the net book value per Alpine share, please make that clear in your summary section, include appropriate risk factor disclosure, and expand the disclosure under "Background of the Share Exchange" to indicate how Alpine's net book value per share factored into the negotiations regarding the exchange ratio and disclose why Alpine's board viewed the exchange ratio as acceptable if it implied a value per share that was less than net book value. Also disclose how Alpine's net book value per share factored into the financial advisor's analysis that the exchange ratio was fair from a financial point of view.
The fairness opinion and supplementary simulation..., page 8

4. Your risk factor heading states that U.S. investors "should not place undue reliance" on the fairness opinion. While we note your disclosure that the fairness opinion is based on
         Japanese GAAP, it is unclear whether this risk factor advises investors not to rely on your financial advisor's determination that the proposed transaction is fair. Please note that you may not limit investors' ability to rely on the fairness opinion. Revise accordingly.
Japan's unit share system imposes restrictions..., page 16

5. Clarify how the transferability of the ALPS ALPINE shares will be "significantly limited." Also clarify what other "significant restrictions and limitations" are imposed by the Companies Act on holders of those shares.
Vote Required, page 31

6. Disclose if Alps Electric will be able to vote the Alpine shares that it owns at the meeting.
7. Given the apparent conflicts of interest among the parties in the exchange offer, disclose whether there is any requirement under Japanese laws or otherwise that would require a majority vote of the non-interested or minority shareholders to approve the exchange offer.
 Toshihiro Kuriyama
FirstName LastNameToshihiro Kuriyama
Alps Electric Co., Ltd.
Comapany2018
August 6, NameAlps Electric Co., Ltd.
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FirstName LastName
Background of the Share Exchange, page 33

8. Disclose whether Alpine's board of directors had any duties under Japanese law or otherwise to solicit offers from third parties before agreeing to the exchange offering with
         Alps.
9. We note from appendix page D-5 that in response to the share exchange ratio offered by
         Alps Electric, Alpine presented to Alps Electric an exchange ratio that would serve as a counterproposal from the viewpoint of protecting its minority shareholders' interests, and held multiple substantive discussions and negotiations in an effort to raise the exchange ratio, and managed to obtain significant concessions. Expand your background to disclose who proposed the initial exchange ratio, the value of the initial exchange ratio and how the proposed exchange ratio evolved into the final exchange ratio. Disclose how the exchange ratio was negotiated to protect the minority shareholders' interests and what significant concessions were obtained.
Internal financial forecasts for Alpine, page 45

10. Disclose how the term "operating income" as used for purposes of this table differs, if at all, from "operating profit" as used in Alpine's consolidated statements of profit or loss.
         Also disclose why Alpine's operating income is projected to increase for the fiscal year ending March 31, 2019 given the disclosure at the bottom of page 97 that Alpine anticipates that operating profit for the fiscal year ending March 31, 2019 may decrease slightly compared to the previous fiscal year.
Opinion of Alpine's Financial Advisor and Its Supplementary Presentation , page
47

11. Please provide us with all materials, including any board books, provided by the financial advisor to Alpine's board.
Discounted Cash Flow Analysis, page 51

12. Disclose why SMBC Nikko used perpetual growth rates of 0% for both Alps Electric and
         Alpine and a higher EBITDA Multiple for Alps Electric than for Alpine. Additional Information Regarding SMBC Nikko Opinion, page 51

13. Disclose the amount of compensation that SMBC Nikko has received, and will receive, related to the fairness opinion and the amount that is contingent upon the successful completion of the exchange offer.
Supplementary Simulation (Sensitivity Analysis) Presentation by SMBC Nikko, page 52

14. We note the disclosure that Nikko prepared the Supplementary Simulation (Sensitivity
         Analysis) Presentation using assumptions, hypotheses, estimations and analytical methodologies which are not consistent with SMBC Nikko's standard policies and
 Toshihiro Kuriyama
FirstName LastNameToshihiro Kuriyama
Alps Electric Co., Ltd.
Comapany2018
August 6, NameAlps Electric Co., Ltd.
August 6, 2018 Page 4
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FirstName LastName
         practices applied to the preparation of a financial analysis report regarding an exchange ratio or equity value, and accordingly the Supplementary Simulation (Sensitivity
         Analysis) Presentation was not prepared using the same standards as, and should thus not be compared with, SMBC Nikko's opinion or the financial analysis underlying such opinion. Disclose the material ways in which the simulation was prepared that were not consistent with the standard policies and practices and disclose how those differences could impact the conclusions of the simulation. Include risk factor disclosure as appropriate.
Exchange Ratio Simulations, page 54

15. Disclose why SMBC Nikko did not conduct simulations using different assumptions for perpetual growth rates and EBITDA multiples. Also disclose why the financial forecasts for operating income for the fiscal year ending March 31, 2020 were not used in the simulation scenarios.
Committee Reports of the Third-Party Committee, page 55

16. Disclose why the Alpine board of directors did not request the opinions of the third party committee with respect to the February 2018 Internal Financial Forecasts which appear to show better financial results than the July 2017 Internal Financial Forecasts.
Directors of ALPS ALPINE Following the Share Exchange, page 113

17. Provide the disclosures required by Item 19(a)(7) of Form F-4 with respect to each person who will serve as an executive officer of the surviving or acquiring company.
Item 22. Undertakings, page II-2

18. Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of
         Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule
         430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.
19. We note that you have included the undertakings relating to registration on Form F-4 of securities offered for resale; however, the disclosure on page 59 under the subheading
         "Resale of Shares of Alps Electric Common Stock under U.S. Securities Laws" states that this registration statement does not cover resales of shares of Alps Electric common stock received by any person who may be deemed to be an affiliate of Alps Electric after the share exchange. Please clarify your intentions in this regard and amend your disclosure or undertaking accordingly.
 Toshihiro Kuriyama
Alps Electric Co., Ltd.
August 6, 2018
Page 5

        You may contact Julie Sherman at (202) 551-3640 or Gary Todd, Senior Accountant, at
(202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller, staff attorney, at (202) 551-3635 or Daniel
Morris, Special Counsel, at (202) 551-3314 with any other questions.



                                                         Sincerely,
FirstName LastNameToshihiro Kuriyama
                                                         Division of
Corporation Finance
Comapany NameAlps Electric Co., Ltd.
                                                         Office of Electronics
and Machinery
August 6, 2018 Page 5
cc:       Masahisa Ikeda
FirstName LastName